

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Via E-mail
Doron Moshe
Chief Financial Officer
Elbit Imaging Ltd.
2 Weitzman Street
Tel Aviv, Israel 64239

>   **Re: Elbit Imaging, Ltd.**
>   **Form 20-F for fiscal year ended December 31, 2012**
>   **Filed May 14, 2013**
>   **Form 20-F for fiscal year ended December 31, 2011**
>   **Filed April 25, 2012**
>   **File No. 0-28996**

Dear Mr. Moshe:

We have reviewed your response dated July 2, 2013 and have the following additional comments.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended December 31, 2011

Form 6-K filed March 29, 2012

Item 5. Operating and Financial Review and Prospects, page 67

A. Operating Results, page 79

1.   We note your response to comment 1 of our letter dated June 19, 2013. Your proposed disclosure continues to differ from your segment disclosure reported under IFRS 8 since you have included a subtotal titled Segment profit (loss) after financial expenses which differs from the segment measure of profit (loss) disclosed in your footnote. Please

advise, or revise to expand your discussion in future filings to include all disclosures required by Item 10(e) of Regulation S-K for this additional non-IFRS measure.

2. Notwithstanding our comment below regarding classification as revenues, please amend your operating results discussion to highlight that the revenues related to your commercial centers in the years presented only relate to lease income and may not be sustainable in the future given management's intention to sell the properties. Further, please provide additional disclosure which emphasizes that the trend of increasing historical lease income from your commercial centers is due to an increase in the number of properties in the sale phase due to your inability to sell the properties.

Form 6-K filed March 21, 2013

Exhibit 99.1

Notes to the Consolidated Financial Statements

Consolidated Statements of Income, page F-6

3. We note that you present income from the leasing of your commercial centers as revenue in your statements of income. We also note your disclosure on page F-16 that your commercial and entertainment centers segment engages in the initiation, construction, and sale of shopping and commercial centers and other mixed-use property projects. In addition, in certain circumstances and depending on market conditions, you operate and manage commercial and entertainment centers prior to their sale. Furthermore, in your response letter dated April 18, 2013 you represented that you consider rentals from these properties earned during the sale phase to be incidental to your business model. Thus, it is unclear how you determined that it is appropriate to classify the lease income earned from these rentals as revenue, rather than other income, since the inflows of economic benefit do not arise from the course of the ordinary activities of your entity, which you believe to consist of the initiating, constructing, and selling of these properties. Please advise. For reference, see paragraph 7 of IAS 18.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page F-18

M. Trading property and prepayment:, page F-25

4. We note your response to comment 2 of our letter dated June 19, 2013. We are unable to agree with the conclusion that your operating cycle is clearly identifiable given your lack of historical experience since 2008 of the realization of your commercial centers into cash or cash equivalents. Furthermore, we note that you increased such operating cycle in response to the lingering real estate and financing crisis in CEE, and you are only able to identify an upper limit (i.e., "up to eight years") rather than an actual operating

cycle. Therefore since you have not supported your determination that your operating cycle is clearly identifiable, in accordance with paragraph 68 of IAS 1, your operating cycle should be assumed to be 12 months. As such, your trading property does not appear to meet the criteria to be classified as a current asset. Please amend your filing to present trading property, as well as borrowings related to trading property, as non-current assets and liabilities in accordance with paragraph 66 of IAS 1.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant